Exhibit 99.3

AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of the 22nd day of August, 2014.

B E T W E E N:

AUGUSTA RESOURCE CORPORATION, a corporation existing under the laws of Canada,
(“Augusta”)

- and —

8988285 CANADA INC., a corporation existing under the laws of Canada,
(“Newco”)

- and -

HUDBAY MINERALS INC., a corporation existing under the laws of Canada,
(“Hudbay”)

RECITALS:

(a)                                 The authorized capital of Augusta consists of an unlimited number of common shares (“Augusta Shares”), of which there are 151,473,234 Augusta Shares issued and outstanding, of which 145,076,454 are held by Hudbay;

(b)                                 The authorized capital of Newco consists of an unlimited number of common shares (the “Newco Shares”), of which there is one Newco Share issued and outstanding, which is held by 8988277 Canada Inc. (“Canco”), a direct, wholly-owned subsidiary of Hudbay;

(c)                                  As of the Effective Date (as defined below), Newco will own all of the Augusta Shares previously owned by Hudbay;

(d)                                 Newco is an indirect, wholly-owned subsidiary of Hudbay; and

(e)                                  Augusta and Newco have agreed to amalgamate and continue as one corporation on the terms contained in this Agreement.

In consideration of the foregoing and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the parties agree as follows:

1.                                      Definitions.

(1)                                 In this Agreement:

“Act” means the Canada Business Corporations Act;

“Agreement” means this amalgamation agreement;

“Amalco” means the corporation continuing from the Amalgamation;

“Amalco Common Shares” means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

“Amalco Redeemable Preferred Shares” means the redeemable preferred shares in the capital of Amalco having the rights, privileges, restrictions, and conditions set forth in Schedule A;

“Amalgamating Corporations” means Augusta and Newco;

“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

“Amalgamation Consideration” has the meaning attributed thereto in paragraph (a) of Section 10 of this Agreement;

“Augusta” means Augusta Resource Corporation, a corporation existing under the laws of Canada;

“Augusta Shares” has the meaning attributed thereto in the Recitals;

“Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario or Vancouver, British Columbia are authorized or obligated by law to close.

“Circular” means the management information circular to be sent to Shareholders in connection with the Meeting;

“Depositary” means Equity Financial Trust Company;

“Dissenting Shareholder” means a Registered Shareholder who, in connection with the special resolution of the Shareholders that approves this Agreement, has exercised the right to dissent pursuant to Section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his or her Augusta Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 190 of the Act;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“fair value” where used in relation to an Augusta Share held by a Dissenting Shareholder, means fair value as determined in accordance with Section 190 of the Act as of the close of business on the day before the Meeting, either by a court or by agreement between Augusta and a Dissenting Shareholder;

“Hudbay” means HudBay Minerals Inc., a corporation existing under the laws of Canada;

“Hudbay Shares” means common shares in the capital of Hudbay;

“Hudbay Warrants” means the warrants to purchase Hudbay Shares to be issued pursuant to the warrant indenture dated July 15, 2014 between Hudbay and Equity Financial Trust Company;

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) that accompanies the Circular;

“Meeting” means the special meeting of Shareholders to be held on September 19, 2014 at 10 a.m. (Toronto time) at Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, and any adjournments or postponements thereof;

“Newco” means 8988285 Canada Inc., a corporation existing under the laws of Canada;

“Newco Shares” has the meaning attributed thereto in the Recitals;

“Paid-up Capital” means “paid up capital” as defined in the Tax Act;

“Redemption” means the redemption of the Amalco Redeemable Preferred Shares at the Redemption Time;

“Redemption Time” means 12:02 a.m. (Toronto time) on the Effective Date;

“Registered Shareholder” means, in respect of an Augusta Share, the person or company shown as the holder of such security on the books or records of Augusta;

“Shareholder” means a beneficial owner of Augusta Shares (which, for greater certainty, may be a Registered Shareholder that is the beneficial owner); and

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, each as amended from time to time.

2.                                      Pre-Amalgamation Steps

On the day prior to the Effective Date, the following steps will occur:

(a)                                 at 11:50 p.m. (Toronto time), Hudbay will transfer the 145,076,454 Augusta Shares held by it, and will issue the aggregate number of Hudbay Warrants to be delivered on the redemption of the Amalco Redeemable Preferred Shares, to Canco in exchange for 49,560,385 common shares in the capital of Canco; and

(b)                                 at 11:55 p.m. (Toronto time), Canco will transfer all of the Augusta Shares and Hudbay Warrants referenced in paragraph (a) of this Section 2 above to Newco in exchange for 49,560,385 Newco Shares. Newco will add to the stated capital of the Newco Shares an amount equal to the aggregate of:

(A)                               an amount equal to the product of (i) the number of Hudbay Warrants to be delivered on the redemption of all of the Amalco Redeemable Preferred Shares to be issued in accordance with Section 10, and, (ii) the fair market value of one Hudbay Warrant at the Effective Time, which will be the unaffected closing price for Hudbay Warrants on the Toronto Stock Exchange on the date prior to the Effective Date and which will be confirmed by the board of directors of Amalco; and

(B)                               the Paid-up Capital in respect of the Augusta Shares so transferred to Newco.

3.                                      Amalgamation.

The Amalgamating Corporations agree to amalgamate at the Effective Time under the provisions of the Act and to continue as one corporation upon the terms and subject to the conditions contained in this Agreement.

4.                                      Name of Corporation.

The name of Amalco shall be “Augusta Resource Corporation”.

5.                                      Registered Office.

The place and address of the registered office of Amalco shall be Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

6.                                      Business and Powers.

There shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.

7.                                      Authorized Share Capital.

Amalco is authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Amalco Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each authorized class of shares of Amalco shall be as provided in Schedule A to this Agreement.

8.                                      Number of Directors and First Directors.

(1)                                 The number of directors of Amalco shall be a minimum of one and a maximum of 10, until changed in accordance with the Act. Until changed by special resolution of Amalco, or by the directors of Amalco if authorized by special resolution of Amalco, the number of directors of Amalco shall be three. The directors may, between annual meetings, appoint one or more additional directors of Amalco to serve until the next annual meeting, provided that the number of additional directors shall be within the maximum and minimum number of directors as set out above and in the Articles of Amalco, as amended from time to time, and the maximum number permitted under the Act.

(2)                                 The first directors of Amalco shall be the following:

Name	Municipality of Residence	Resident Canadian
David S. Bryson	Toronto, Ontario	Yes
Alan T.C. Hair	Toronto, Ontario	Yes
Patrick Donnelly	Toronto, Ontario	Yes

(3)                                 The first directors named above shall hold office until the later of the close of the first annual meeting of shareholders of Amalco and the date on which their successors are elected or appointed.

9.                                      By-laws.

The by-laws of Newco shall be the by-laws of Amalco.

10.                               Amalgamation.

At the Effective Time:

(a)                                 each issued and outstanding Augusta Share (other than those registered in the name of Dissenting Shareholders and those beneficially owned by Newco) will be exchanged for (i) one Amalco Redeemable Preferred Share to be issued by Amalco to such Shareholder, and (ii) 0.315 of a Hudbay Share to be issued by Hudbay directly to such Shareholder (collectively, the “Amalgamation Consideration”);

(b)                                 each issued and outstanding Newco Share will be exchanged for one Amalco Common Share;

(c)                                  each issued and outstanding Augusta Share beneficially owned by Newco will be cancelled without any payment of capital in respect thereof;

(d)                                 subject to Section 22, Dissenting Shareholders, if any, will be entitled to be paid the fair value of their Augusta Shares, and Augusta Shares registered in the name of Dissenting Shareholders will be cancelled; and

(e)                                  in consideration for the issuance of the Hudbay Shares as provided in paragraph (a) of this Section 10, Canco will issue one common share to Hudbay for each Hudbay Share so issued.

11.                               Stated Capital.

There shall be added to the stated capital accounts maintained by Amalco:

(a)                                 for the Amalco Redeemable Preferred Shares, an amount equal to the product of (i) the number of Hudbay Warrants to be delivered on the redemption of all of the Amalco Redeemable Preferred Shares issued in accordance with Section 10 and (ii) the fair market value of one Hudbay Warrant at the Effective Time, which will be the unaffected closing price for Hudbay Warrants on the Toronto Stock Exchange on the date prior to the Effective Date and which will be confirmed by the board of directors of Amalco; and

(b)                                 for the Amalco Common Shares, an amount equal to the excess of (i) the aggregate Paid-up Capital attributable to the Newco Shares and the Augusta Shares not beneficially owned by Newco immediately before the Effective Time, over (ii) the aggregate amount added to the stated capital account for the Amalco Redeemable Preferred Shares in accordance with paragraph (a) of this Section 11.

12.                               Delivery of Amalgamation Consideration.

(a)                                 No fractional Hudbay Shares, or following the Redemption Time, Hudbay Warrants, will be issued or delivered in connection with the Amalgamation or the Redemption. If at the completion of the Amalgamation and the Redemption, the number of Hudbay Shares or Hudbay Warrants to be issued or delivered to a Shareholder would result in a fraction of a Hudbay Share or Hudbay Warrant being issuable or deliverable, fractional entitlements will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

(b)                                 No certificates shall be issued in respect of Amalco Redeemable Preferred Shares, which shall be evidenced by the certificates representing Augusta Shares (other than certificates representing Augusta Shares registered in the name of Dissenting Shareholders and Newco, which upon the Effective Time shall be cancelled).

(c)                                  As of the Effective Time, the name of each Registered Shareholder shall be removed from the securities register of Augusta, and until validly surrendered, the share certificate(s) that, immediately before the Effective Time, represented Augusta Shares held by such Registered Shareholder will represent only the right to receive upon surrender thereof, without interest, the Amalgamation Consideration (together with any dividends and distributions with respect thereto)

or the consideration provided for in Section 22 hereof, except to the extent such consideration is exchanged in accordance with the redemption provisions of the Amalco Redeemable Preferred Shares.

(d)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Augusta Shares, together with a duly completed Letter of Transmittal and with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the Amalgamation Consideration (or, in respect of the Amalco Redeemable Preferred Shares forming part thereof, the Redemption Consideration if the Redemption Time has passed) which such holder is entitled to receive, and the certificate so surrendered shall forthwith be cancelled.

(e)                                  The Hudbay Shares and Amalco Redeemable Preferred Shares to be issued in accordance with paragraph (a) of Section 10, and the Hudbay Warrants upon the Redemption, which are to be issued to beneficial Shareholders that are not Registered Shareholders will be credited to the beneficial Shareholder’s intermediary’s account through the procedures in place for such purposes between CDS Clearing and Depository Services Inc. and such intermediaries.

(f)                                   On the Business Day following the Effective Date, Hudbay and Amalco will deliver to the Depositary sufficient Hudbay Shares and Hudbay Warrants to be issued to Shareholders in accordance with paragraph (a) of Section 10 hereof on the basis that the Redemption Time has occurred. Hudbay and Amalco shall cause the Depositary, as soon as practicable, and in any event within three days following the later of the Effective Date and the date of deposit with the Depositary of the documentation as provided in paragraph (d) of this Section 12, to deliver the Amalgamation Consideration (or, in respect of the redeemed Amalco Redeemable Preferred Shares, the Redemption Consideration) payable to the former holders of Augusta Shares in accordance with the provisions hereof (net of any amounts required to be withheld pursuant to Section 14 hereof).

(g)                                  If any holder of Augusta Shares fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Augusta Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 13 hereof), together with such other documents or instruments required for such holder to receive payment for Augusta Shares on or before the sixth anniversary of the Effective Date, such holder shall be deemed to have donated and forfeited to Hudbay on such sixth anniversary any consideration (together with any dividends and distributions with respect thereto, but net of amounts required to be withheld pursuant to Section 14 hereof) held by the Depositary for such holder.

13.                               Lost Share Certificates

In the event any certificate which immediately prior to the Effective Time represented Augusta Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration payable to such person in accordance with such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco, Hudbay and the Depositary (acting reasonably) in such sum as Hudbay may direct, or otherwise indemnify Amalco and Hudbay in a manner satisfactory to Amalco and Hudbay, acting reasonably, against any claim that may be made against Hudbay or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed

14.                               Withholding Rights

Amalco, Hudbay and/or the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Augusta Shares, pursuant to the Amalgamation, the Redemption or in connection with any related transaction, such amounts as Amalco, Hudbay or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Augusta Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

15.                               Effect of Amalgamation.

As of the Effective Time:

(a)                                 the amalgamation of the Amalgamating Corporations and their continuance as one corporation becomes effective;

(b)                                 the property of each of the Amalgamating Corporations continues to be the property of Amalco;

(c)                                  Amalco continues to be liable for the obligations of each of the Amalgamating Corporations;

(d)                                 an existing cause of action, claim or liability to prosecution is unaffected;

(e)                                  a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(f)                                   a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(g)                                  the articles of amalgamation are deemed to be the articles of incorporation of Amalco, and the certificate of amalgamation is deemed to be the certificate of incorporation of Amalco.

16.                               Representations and Warranties of Augusta.

Augusta represents and warrants to Hudbay and Newco that:

(a)                                 Due Incorporation. Augusta is validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted.

(b)                                 Authorization. The board of directors of Augusta has duly authorized the execution and delivery of this Agreement by Augusta.

(c)                                  Authority. Augusta has the corporate power and authority to enter into this Agreement.

(d)                                 No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the by-laws of Augusta or any material agreement to which Augusta is a party and by which it is bound.

(e)                                  Share Capital. Augusta is authorized to issue an unlimited number of Augusta Shares of which there are 151,473,234 issued and outstanding.

(f)                                   Solvency. As of the date of this Agreement, there are reasonable grounds for believing that (i) Augusta is, and Amalco will be able to, pay its respective liabilities as they become due; (ii) the realizable value of Augusta’s assets is not, and the realizable value of Amalco’s assets will not be, less than the aggregate of its respective liabilities and stated capital of all classes; and (iii) no creditor of Augusta will be prejudiced by the Amalgamation.

17.                               Representations and Warranties of Newco and Hudbay.

Each of Newco and Hudbay represents and warrants to Augusta that:

(a)                                 Due Incorporation. Each of Newco and Hudbay is validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be.

(b)                                 Authorization. The board of directors of each of Newco and Hudbay has duly authorized the execution and delivery of this Agreement by Newco and Hudbay, respectively.

(c)                                  Authority. Each of Newco and Hudbay has the corporate power and authority to enter into this Agreement.

(d)                                 No Breach. The execution of this Agreement does not, and the Amalgamation will not, result in a breach or violate any term or provision of the articles or the bylaws of Newco or Hudbay, as applicable, or of any material agreement to which Newco or Hudbay is a party and by which it is bound.

(e)                                  Share Capital. Newco is authorized to issue an unlimited number of Newco Shares of which, as of the date hereof, one Newco Share is issued and outstanding. Hudbay is authorized to issue an unlimited number of Hudbay Shares and an unlimited number of preference shares, of which 231,621,080 Hudbay Shares are issued and outstanding. Hudbay can issue an unlimited number of Hudbay Warrants, and there are 20,743,049 Hudbay Warrants issued and outstanding.

(f)                                   Reporting Issuer Status and Securities Laws Matters. Hudbay is a “reporting issuer” or equivalent in all provinces and territories of Canada and is not on the list of reporting issuers in default (where such concept exists) in such jurisdictions.

(g)                                  Listing. The listing of the Hudbay Warrants and Hudbay Shares to be issued in connection with the Amalgamation, and the Hudbay Shares issuable on the exercise of the Hudbay Warrants, have been conditionally approved for listing on the Toronto Stock Exchange; and the listing of the Hudbay Shares to be issued in connection with the Amalgamation, and on the exercise of the Hudbay Warrants, are authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

(h)                                 Hudbay Shares and Hudbay Warrants to be Validly Issued. The Hudbay Shares and the Hudbay Warrants to be issued in connection with the Amalgamation (and any Hudbay Shares to be issued upon exercise of the Hudbay Warrants) will be duly allotted for issuance and will be validly issued and the Hudbay Shares will be issued as fully paid and non-assessable.

(i)                                     Solvency. As of the date of this Agreement, there are reasonable grounds for believing that (i) Newco is, and Amalco will be able to, pay its respective liabilities as they become due; (ii) the realizable value of Newco’s assets is not, and the realizable value of Amalco’s assets will not be, less than the aggregate of its respective liabilities and stated capital of all classes; and (iii) no creditor of Newco will be prejudiced by the Amalgamation.

18.                               Mutual Conditions Precedent.

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a)                                 this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the Act and any other applicable regulatory requirements;

(b)                                 the Amalgamation shall have received “minority approval” in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

(c)                                  all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Augusta and Newco or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(d)                                 no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of Augusta or Newco or any of their respective subsidiaries, which, in the sole judgment of Augusta or Newco, in any such case, might make it inadvisable for Augusta or Newco, as the case may be, to proceed with the Amalgamation; and

(e)                                  each of the parties shall have determined that there are reasonable grounds for believing that at the Redemption Time and after payment of the consideration on the redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due; and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.

19.                               Conditions Precedent — Augusta.

The obligation of Augusta to consummate the Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following condition which Augusta may waive without prejudice to its rights to rely on any other condition, that all representations and warranties of Newco and Hudbay in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall not, if not true and correct, have a material adverse effect on Newco and Hudbay, taken together, as of the date of this Agreement as if made on and as of such date (except to the extent that such representations and warranties are stated as of an earlier date which representations and warranties shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).

20.                               Conditions Precedent — Newco and Hudbay.

The obligations of Newco and Hudbay to consummate the Amalgamation are subject to the satisfaction, on or before the Effective Date, of the following condition, which may be waived by the mutual consent of Newco and Hudbay without prejudice to their rights to rely on any other condition, that all representations and warranties of Augusta in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall not, if not true and correct, have a material adverse effect on Augusta, in each case as of the date of this Agreement as if made on and as of such date (except to the extent that such representations and warranties are stated as of an earlier date which representations and warranties shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).

21.                               Termination.

At any time before the Effective Date, this Agreement may be terminated by the directors of an Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of any or both of the Amalgamating Corporations.

22.                               Dissenting Shareholders.

Augusta Shares that are registered in the name of a Dissenting Shareholder shall not be converted or exchanged as provided in Subsection 10(a), and on the Effective Date a Dissenting Shareholder shall, subject to the Act, cease to have any rights as a Shareholder other than the right to be paid fair value of the Augusta Shares as determined in accordance with the Act; provided, however, that in the event that a Shareholder fails to perfect or effectively withdraws that Shareholder’s claim under Section 190 of the Act or forfeits that Shareholder’s right to make a claim under Section 190 of the Act or that Shareholder’s rights as a Shareholder are otherwise reinstated, each Augusta Share registered in the name of the Dissenting Shareholder shall thereupon be deemed to have been converted and exchanged as of the Effective Time as provided in Subsection 10(a).

23.                               Completion of the Amalgamation

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement as provided in Sections 18(a) and 18(b) of this Agreement, subject to the other provisions of this Agreement, the Amalgamating Corporations shall, on a date selected by the Amalgamating Corporations, jointly file with the director under the CBCA articles of amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the CBCA.

24.                               Further Assurances.

Each of the Amalgamating Corporations shall execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this Agreement.

25.                               Execution and Counterparts.

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

26.                               Amendment.

This Agreement may at any time and from time to time, before or after the holding of the Meeting, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, provided that no such amendment shall adversely affect the consideration to be received by Shareholders in exchange for their Augusta Shares without approval by the Shareholders, given in the same manner as required for the approval of the Amalgamation.

27.                               Governing Law.

This Agreement shall be governed by and interpreted and enforced with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

IN WITNESS WHEREOF the parties have executed this Agreement.

AUGUSTA RESOURCE CORPORATION

By:	(signed) “Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel

8988285 CANADA INC.

By:	(signed) “Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY MINERALS INC.

By:	(signed) “Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel

SCHEDULE A
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO SHARE CAPITAL

The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

A.                                    Amalco Redeemable Preferred Shares

The Amalco Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Redemption

Subject to the requirements of the Canada Business Corporations Act (the “Act”), Amalco shall:

(a)                     as of 12:02 a.m. (Toronto time) (the “Redemption Time”) on the day that the amalgamation (the “Amalgamation”) following which Amalco is the continuing corporation becomes effective, redeem all of the Amalco Redeemable Preferred Shares that then are issued and outstanding; and

(b)                     immediately following the issuance of any additional Amalco Redeemable Preferred Shares that may be issued after the Redemption Time to persons who exercised rights of dissent (“Dissenting Shareholders”) in respect of the Amalgamation and who failed to perfect or withdrew or forfeited their claim under Section 190 of the Act in connection with the Amalgamation or whose rights as a holder of Amalco Redeemable Preferred Shares otherwise are reinstated, but with effect as of the Redemption Time, redeem all such additional Redeemable Preferred Shares for consideration (the “Redemption Consideration”) for each Amalco Redeemable Preferred Share to be redeemed equal to 0.17 of Hudbay Warrant to purchase common shares of Hudbay in accordance with the following provisions of this section. Except as hereinafter expressly provided or as otherwise determined by Amalco, no notice of redemption or other act or formality on the part of Amalco shall be required to effect the redemption of the Amalco Redeemable Preferred Shares.

No fractional Hudbay Warrants will be issued or delivered in connection with the redemption of the Amalco Redeemable Preferred Shares. If at the completion of the redemption. If at the completion of the Redemption, the number of Hudbay Warrants to be issued or delivered to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Hudbay Warrant being issuable or deliverable, fractional entitlements will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

On the business day following the Redemption Time, Amalco shall deliver or cause to be delivered to Equity Financial Trust Company (the “Depositary”) at its principal office in the City of Toronto, the Redemption Consideration in respect of each Amalco Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Consideration in such a manner shall be a full and complete discharge of Amalco’s obligation to deliver the aggregate Redemption Consideration to the holders of Amalco Redeemable Preferred Shares.

2.                                      Payment of Redemption Consideration

(a)                                 As of the Redemption Time, the name of each registered holder of Amalco Redeemable Preferred Shares shall be removed from the securities register of Amalco.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented common shares (“Augusta Shares”) of Augusta Resource Corporation, together with a duly completed letter of transmittal and with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the Redemption Consideration which such holder is entitled to receive, and the certificate so surrendered shall forthwith be cancelled.

(c)                                  Amalco shall cause the Depositary, as soon as practicable, and in any event within three days following the later of the Redemption Time and the date of deposit with the Depositary of the documentation as provided in paragraph (b) above, to deliver the Redemption Consideration payable to the former holders of Augusta Shares in accordance with the provisions hereof (net of any amounts required to be withheld pursuant to paragraph (f) below).

(d)                                 If any holder of Augusta Shares fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Augusta Shares (or an affidavit of loss and bond or other indemnity pursuant to paragraph (e) below), together with such other documents or instruments required for such holder to receive the applicable Redemption Consideration on or before the sixth anniversary of the effective date of the Amalgamation, such holder shall be deemed to have donated and forfeited to Hudbay on such sixth anniversary any Redemption Consideration (together with any dividends and distributions with respect thereto, but net of amounts required to be withheld pursuant to paragraph (f) below) held by the Depositary for such holder.

(e)                                  In the event any certificate which immediately prior to the Effective Time represented Augusta Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Redemption Consideration payable to such person in accordance with such holder’s letter of transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such Redemption Consideration is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco, Hudbay and the Depositary (acting reasonably) in such sum as Hudbay may direct, or otherwise indemnify Amalco and Hudbay in a manner satisfactory to Amalco and Hudbay, acting reasonably, against any claim that may be made

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against Hudbay or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed

(f)                                   Amalco, Hudbay or the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Augusta Shares, pursuant to the Redemption,  such amounts as Amalco, Hudbay or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the regulations promulgated thereunder or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Augusta Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

3.                                      Priority

The Amalco Redeemable Preferred Shares shall be entitled to a preference over the common shares of Amalco and any other shares ranking junior to the Amalco Redeemable Preferred Shares in the distribution of assets in the event of liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.

4.                                      Dividends

The holders of the Amalco Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

5.                                      Voting Rights

Except as otherwise provided in the Act, the holders of the Amalco Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

6.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of Amalco Redeemable Preferred Shares shall be entitled to receive, and Amalco shall pay to such holders, before any amount shall be paid or any property or assets of Amalco shall be distributed to the holders of common shares or any other class of shares ranking junior to the Amalco Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Consideration for each Amalco Redeemable Preferred Share held by them; provided that, the holders (and former holders) of Amalco Redeemable Preferred Shares shall have no further entitlement following either (i) payment to the Depositary of the Redemption Consideration as provided in Section 1, or (ii) payment of an amount equal to the Redemption Consideration as provided in this Section 6.

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7.                                      Specified Amount

For the purpose of Subsection 191(4) of the Income Tax Act (Canada), the specified amount in respect of each Amalco Redeemable Preferred Share is [$•].

B.                                    Amalco Common Shares

The Amalco Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                      Dividends

Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the Amalco Common Shares, the holders of the Amalco Common Shares shall be entitled to receive dividends equally, on a share for share basis, if, as and when declared by the Board of Directors of Amalco out of the assets of Amalco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2.                                      Voting Rights

The holders of the Amalco Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Common Shares held at such meetings, except a meeting of holders of a class or series of shares other than the Amalco Common Shares who are entitled to vote separately as a class or series at such meeting.

3.                                      Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the Amalco Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateably with the holders of the Amalco Common Shares, be entitled to share equally, on a share for share basis, in the distribution of property and assets of Amalco.

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